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                                                                   EXHIBIT 99.16


                               ACT NETWORKS, INC.
                                 188 CAMINO RUIZ
                           CAMARILLO, CALIFORNIA 93012




                                  June 3, 1996





ACT Executive Officers
ACT Networks, Inc.
188 Camino Ruiz
Camarillo, California 93012

                  Re:  Outstanding Option to Purchase Shares of
                       ACT Networks, Inc. (the "Company")

Dear Executive Officer:

                  Our records indicate that you are currently the holder of the installment non-statutory stock options evidenced on the attached Notices of Grant issued under the Company's 1995 Stock Option/Stock Issuance Plan.

                  At present your option is structured so that it will become exercisable as to twenty-four percent (24%) of the option shares one (1) year after the Vesting Commencement Date and as to the balance of the option shares in a series of equal monthly installments over the next succeeding thirty-eight
(38) months, provided you remain in the service of the Company.

                  To provide you with greater flexibility in timing the exercise of your option, the Company's Board of Directors has recently established an option acceleration program for its executive officers who have received options since the Company's initial public offering in May of 1995. Under the program, your option will be made fully and immediately exercisable for any and all of the Company's shares not yet purchased thereunder. However, to assure that the vesting schedule presently in effect under your installment option is maintained, all shares purchased under the accelerated option will be subject to repurchase by the Company at the original exercise price upon your termination of employment.

                  This repurchase right will lapse in a series of annual and monthly installments as your employment with the Company continues so that the purchased shares will become vested in accordance with the same vesting schedule presently in effect under your installment option.
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ACT Executive Officers
June 3, 1996                                                              Page 2



                  The specific terms of the new program may be summarized as follows:

                  1. Exercise of Option. Your accelerated option may be exercised in whole or in part at any time before the expiration date specified above, provided you continue in the Company's employ. Should your employment terminate for any reason other than death or permanent disability, you will have only a three (3)-month period following termination in which to exercise your option. Should you die or become permanently disabled while the option is outstanding, the three (3)-month exercise period will be extended to twelve (12) months. Under no circumstances, however, may your option be exercised after the expiration date specified above.

                  2. Repurchase Rights. The shares you purchase under the accelerated option will be subject to repurchase by the Company should you terminate employment before you acquire a vested interest in the shares. Accordingly, upon your termination of employment, the Company will have the right to repurchase your unvested shares at the original exercise price. This repurchase right will lapse, and you will vest in your option shares, in accordance with the following schedule: (i) twenty-four percent (24%) of the option shares will vest upon your completion of one (1) year of service with the Company measured from the Vesting Commencement Date and (ii) the balance of the option shares will vest in a series of equal monthly installments upon your completion of each additional month of service with the Company over the next thirty-eight (38) months thereafter. Should you decide to exercise your accelerated option for unvested shares, you must at that time sign and deliver a Stock Purchase Agreement to the Company as a condition to the purchase of your shares. Any shares which are subject to the Company's repurchase right at the time of purchase will be held in escrow by the Company until you subsequently vest in such shares. Any shares in which you are vested at the time of purchase will not be subject to repurchase by the Company, and a certificate for those shares will be delivered to you as soon as practicable following exercise of the option.

                  3. Vesting. You will lose no vesting credit under your accelerated option. The Company's repurchase right will lapse, and your shares will be released from escrow, in installments at exactly the same time your option would become exercisable for those shares in accordance with the installment schedule presently in effect thereunder. Accordingly, the repurchase right and escrow requirement will apply only to shares for which your option would not otherwise at the time be exercisable in the absence of the acceleration program. Shares in which you are already vested will not be subject to repurchase and will not be held in escrow. As a result, the program offers you complete flexibility in timing the exercise of your option while you remain an employee of the Company without the loss of any benefits under your present option.

                  4. Remaining Terms of Option. Except for the acceleration of exercisability and the required delivery of the Stock Purchase Agreement upon exercise, no other terms or conditions of your present option will be changed as a result of the
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ACT Executive Officers
June 3, 1996                                                              Page 3



acceleration program, and all these terms and conditions will continue in full force and effect.

                  Attached to this letter are the following documents which will govern the terms of your immediately exercisable options: (i) Form of Stock Option Agreement, (ii) Form of Stock Purchase Agreement and (iii) Form of Notice of Grant (collectively the "New Option Documents").

                  Enclosed you will find a Certificate of Acknowledgment. Please acknowledge your participation in the program, as well as the receipt of the New Option Documents, by executing and returning the Certificate to Jan Wolfe.

                  You should attach this letter and the New Option Documents to your old stock option agreements in order to evidence the acceleration of your option and the new forms. Acceleration will automatically become effective as of May 21, 1996.

                  Should you have any questions concerning the program or the conditions applicable to your accelerated option, please direct them to the undersigned or Jan Wolfe.

                                Very truly yours,


                                _________________________________________
                                Martin Shum
                                President and Chief Executive Officer

Enclosure
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                          CERTIFICATE OF ACKNOWLEDGMENT

                  I hereby acknowledge receipt of the Company's letter of June 3, 1996 indicating my eligibility for participation in a special option acceleration program. I have read the letter and understand that participation in the program is entirely voluntary. I understand that my outstanding stock option under the Company's 1995 Stock Option/Stock Issuance Plan will be automatically converted, effective May 21, 1996, into a fully and immediately exercisable option. I further understand that the shares I purchase under the accelerated option may be subject to repurchase by the Company and held in escrow.

                  I also acknowledge receipt of (i) a Form of Notice of Grant,
(ii) a Form of Stock Option Agreement and (iii) a Form of Stock Purchase Agreement that will govern the terms and conditions applicable to all my stock options granted from May 10, 1995 to May 21, 1996.

                  In response to the letter, I have signed below to acknowledge my participation in the program.


                                    Signed:________________________________


                                    Dated:_________________________________